Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 16, 2025

VIA EDGAR TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE.

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 341 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. Brutlag:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 29, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the Defiance Nasdaq 100 Double Short Hedged ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Apply any revisions, as applicable, made to the registration statement of the Defiance MSTR 100 Double Short Hedged ETF in response to comments the Staff provided on that fund’s registration statement.

Response: The responds by noting that the registration statement for Defiance MSTR 100 Double Short Hedged ETF has been withdrawn and therefore the Trust will not be formally responding to the Staff’s comments on that filing.
2.	Regarding the “Overview” section of the “Principal Investment Strategies”:
a.	revise in clear and concise language the performance decay concept and how the strategy is designed to take advantage of it;
b.	clarify what is meant by the phrases “fails to deliver” and “fails to achieve;”
c.	In relation to the section that reads “holding shares for greater than one day may result in performance decay,” revise to discuss the role volatility plays in the strategy; and
d.	please revise to explain why the short positions will range between -80% and -120% and whether the allocation will match between the two ETFs.

Response: Revisions have been made as provided to the Staff under separate cover.
3.	Please explain supplementally how you anticipate the Fund would perform if markets were consistently rising or declining day over day (i.e., consistently moving in one direction).

Response: The Trust responds supplementally by stating that the expectation is that the Fund’s strategy will be most successful in volatile and/or non-trending markets. During periods where markets are consistently rising or consistently falling, with low volatility, the Fund’s performance may be negative. This is because in such markets leveraged ETFs tend to perform better, reducing or eliminating the performance decay effect discussed in the Fund’s strategy. Ideal conditions for the Fund include sideways or choppy markets with high volatility, but without clear direction.

The Trust also responds by noting that disclosure further clarifying this concept has been added to the prospectus as provided to the Staff under separate cover.
4.	With regard to the Fund Sponsor section, tell the Staff in correspondence how the overall business and compliance process works for the Fund. It is unclear how responsibilities between the Adviser and Defiance are integrated. For example, the Fund’s website is branded with the Defiance’s name. Who is responsible for the website and federal securities laws compliance? To the extent marketing is done by someone other than the Adviser, please tell us about such activities and how the Adviser’s compliance policies and procedures address the same

Response: The Trust responds supplementally by noting that Defiance’s primary role is to serve as financial sponsor to the Fund, as disclosed in the “Fund Sponsor” section. Tidal, as investment adviser, is responsible for overseeing the Fund’s compliance with federal securities laws, including with respect to the Fund’s website. However, Defiance does perform marketing activities for the Fund through employees with appropriate FINRA licenses that are held with a registered broker-dealer. Tidal provides oversight of these marketing activities through its review of the marketing materials used by Defiance.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP of Legal Services

Tidal Investments LLC